Ecopetrol Group increased its proven hydrocarbon reserves to 1,893 million barrels of oil equivalent at 2019 close

  Ecopetrol Group incorporated 408 million barrels of oil equivalent in proven reserves, continuing with the positive trend of 2018.
  The reserve replacement ratio was 169%, the highest level in nine years. For each barrel produced, 1.69 barrels were incorporated.
  The average reserve life of crude oil and natural gas reserves increased to 7.8 years (7.2 years for crude and 10.4 years for gas).
  164 million barrels of oil equivalent of non-conventional proven reserves were incorporated through the Joint Venture to be developed with Occidental in the United States (Permian).
  The incorporation by extensions and discoveries is the highest of the last six years.
  60% of the proven reserves incorporation resulted from the technical management and financial optimization of assets, as well as new investment projects, mitigating a lower price compared to 2018.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today its crude oil, condensates and natural gas proven reserves (1P reserves), including its share in affiliates and subsidiaries, as of December 31, 2019.

Reserves were estimated based on US Securities and Exchange Commission (SEC) standards and methods. 99% of reserves were certified by five recognized independent specialty firms (Ryder Scott Company, DeGolyer and MacNaughton, Gaffney, Cline & Associates, Sproule International Limited y Neatherland Sewell & Associates). The SEC price used for the 2019 valuation of reserves was US$ 63 per Brent barrel, versus US$72.2 for 2018.

By the end of 2019, Ecopetrol Group’s net proven reserves totaled 1,893 million barrels of oil equivalent (mboe). The reserve replacement ratio was 169%, with an average reserve life equivalent to 7.8 years.

89% of the total proven reserves balance is located in Colombia, with a significant share in assets located in the United States (10%).

During 2019, Ecopetrol Group added 408 mboe of proven reserves, which represented a 33% growth compared to the 2018 reserve’s incorporation. Total cumulative production for the year amounted to 242 million barrels of oil equivalent. Of the total reserves balance, 73% is crude and 27% is gas.

As a result of the Joint Venture between Ecopetrol and Occidental Petroleum Corp., 164 mboe of proven reserves were incorporated in 2019.

Likewise, 264 million barrels of oil equivalent are the result of technical management and economic optimization of assets, of which 67 mboe corresponds to extensions and discoveries, the largest addition in this item in the last 6 years.

The increase in reserves obtained during 2019 is an essential pillar of the Ecopetrol Group’s strategy to ensure long term sustainability.

Ecopetrol Group’s Proven Reserves 2019

(Million barrels of oil equivalent – mboe)

	2016	2017	2018	2019
Initial Reserves	1.849	1.598	1.659	1.727
Revisions	-54	174	121	83
Enhanced Recovery	11	73	129	94
Purchases	0	4	0	164
Extensions y Discoveries	27	44	57	67
Production	-235	-234	-239	-242
Proven Reserves Year End	1.598	1.659	1.727	1.893

  Bogotá, February 20, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co